Exhibit 99.1

Qutoutiao Inc. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, China, March 18, 2020 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•	Combined average MAUs[1] reached 137.9 million, representing an increase of 46.9% from 93.8 million in the fourth quarter of 2018, compared to 133.9 million in the previous quarter.
•	Combined average DAUs[2] reached 45.7 million, representing an increase of 47.8% from 30.9 million in the fourth quarter of 2018, compared to 42.1 million in the previous quarter.
•	Average daily time spent per DAU was 59.4 minutes, compared to 63.0 minutes in the fourth quarter of 2018 and 61.3 minutes in the previous quarter.
•	Net revenues increased 25.0% year-over-year to RMB1,658.4 million (US$238.2 million), compared to RMB1,406.9 million in the previous quarter, and were above the high end of the Company’s guided range.
•

Net loss was RMB551.4 million (US$79.2 million), compared to net loss of RMB398.0 million in the fourth quarter of 2018 and net loss of RMB888.4 million in the third quarter of 2019. Net loss margin was 33.2%, compared to 30.0% in the fourth quarter of 2018 and 63.1% in the third quarter of 2019.

•

Non-GAAP net loss[3] was RMB470.2 million (US$67.5 million), compared to non-GAAP net loss of RMB366.7 million in the fourth quarter of 2018 and non-GAAP net loss of RMB833.1 million in the third quarter of 2019. Non-GAAP net loss margin was 28.4%, compared to 27.6% in the fourth quarter of 2018 and 59.2% in the third quarter of 2019.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “We closed fiscal year 2019 with a strong fourth quarter with all key operating metrics trending in the positive direction on a quarter to quarter basis. On the other hand, we continued to make investments in technology and content that we believe are crucial to our long-term success.”

“The outbreak of COVID-19 across the globe has put pressure on the overall advertising market in the near-term as advertising budget in general could be constrained. However, the ongoing structural trend of advertising budget shifting towards performance-based adverts will see us as a clear beneficiary and further strengthen our competitive position in the market. ”Mr. Tan concluded.

Mr. Xiaolu Zhu, Chief Financial Officer of Qutoutiao, added, “We are delighted to see that our margins improved significantly compared to the previous quarter with improved monetization efficiency, contributions from new revenue sources, as well as a disciplined approach towards costs and expenses.

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[3]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

We are confident that this trend will continue as we take advantage of the inherent operational leverage in the business.”

Fourth Quarter 2019 Financial Results

Net revenues in the fourth quarter of 2019 were RMB1,658.4 million (US$238.2 million), an increase of 25.0% from RMB1,327.0 million in the fourth quarter of 2018.

Advertising and marketing revenues were RMB1,588.5 million (US$228.2 million) in the fourth quarter of 2019, an increase of 27.3% from RMB1,247.9 million in the fourth quarter of 2018, primarily due to increases in the Company’s user base and ability to monetize user traffic.

Other revenues were RMB69.9 million (US$10.0 million) in the fourth quarter of 2019, compared to RMB79.1 million in the fourth quarter of 2018. The decrease of other revenues was primarily due to the decrease of revenues from agent services, partially offset by the increase of revenues from live-streaming, and, to a lesser extent, revenues from games and Midu’s membership service.

Cost of revenues were RMB503.9 million (US$72.4 million) in the fourth quarter of 2019, an increase of 147.3% from RMB203.8 million in the fourth quarter of 2018, primarily attributable to the increases in content procurement costs, bandwidth and IT infrastructure costs and increases in salaries and benefits associated with content management personnel.

Gross profit was RMB1,154.5 million (US$165.8 million) in the fourth quarter of 2019, an increase of 2.8% from RMB1,123.2 million in the fourth quarter of 2018. Gross margin was 69.6%, compared to 84.6% in the fourth quarter of 2018. The decrease of gross margin was mainly due to the growth of our content procurement costs as well as our bandwidth and IT infrastructure costs, as we are enriching our product offerings to include more engaging contents such as short videos, games and live-streaming.

Research and development expenses were RMB287.9 million (US$41.4 million) in the fourth quarter of 2019, an increase of 126.8% from RMB127.0 million in the fourth quarter of 2018, primarily due to an increase in R&D headcount as the Company continued to invest in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB1,367.7 million (US$196.5 million) in the fourth quarter of 2019, flat year-over-year. Sales and marketing expenses as a percentage of net revenues were 82.5% in the fourth quarter of 2019, compared to 103.1% in the fourth quarter of 2018 and 106.8% in the third quarter of 2019. The decrease was primarily attributable to our continued efforts in optimizing the loyalty program and the traffic acquisition strategy.

User engagement expenses were RMB571.4 million (US$82.1 million) in the fourth quarter of 2019, compared to RMB563.3 million in the fourth quarter of 2018. User engagement expenses per DAU per day were RMB0.14 in the fourth quarter of 2019, a decrease of 31.4% year-over-year and flat quarter-over-quarter. The decrease of user engagement expenses was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for its loyalty program, as well as the enhanced personalized reading experience facilitated by our AI platform and our enriched content library.

User acquisition expenses were RMB680.9 million (US$97.8 million) in the fourth quarter of 2019, a decrease of 8.8% year-over-year. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The decrease was mainly due to a decrease in the cost of word-of-

mouth referrals and the Company’s more efficient spending in third-party channels. User acquisition expenses per new installed user4 in the fourth quarter of 2019 were RMB5.54, compared to RMB6.58 in the third quarter of 2019 and RMB6.57 in the fourth quarter of 2018.

Other sales and marketing expenses were RMB115.5 million (US$16.6 million) in the fourth quarter of 2019, compared to RMB57.9 million in the fourth quarter of 2018. The increase was mainly due to an increase in brand campaigns and sponsorship to TV shows as we continue to gain brand recognition.

General and administrative expenses were RMB62.4 million (US$9.0 million) in the fourth quarter of 2019, an increase of 38.0% from RMB45.2 million in the fourth quarter of 2018, mainly due to an increase in personnel related expenses as our business continued to grow at a faster pace than the overall Chinese advertising industry.

Loss from operations was RMB555.8 million (US$79.8 million) in the fourth quarter of 2019, compared to RMB416.4 million in the fourth quarter of 2018. Operating loss margin was 33.5%, compared to 31.4% in the fourth quarter of 2018.

Non-GAAP loss from operations was RMB474.6 million (US$68.2 million) in the fourth quarter of 2019, compared to RMB385.1 million in the fourth quarter of 2018. Non-GAAP operating loss margin was 28.6%, compared to non-GAAP operating loss margin of 29.0% in the fourth quarter of 2018.

Net loss was RMB551.4 million (US$79.2 million), compared to net loss of RMB398.0 million in the fourth quarter of 2018. Net loss margin was 33.2%, compared to 30.0% in the fourth quarter of 2018.

Non-GAAP net loss was RMB470.2 million (US$67.5 million), compared to non-GAAP net loss of RMB366.7 million in the fourth quarter of 2018. Non-GAAP net loss margin was 28.4%, compared to 27.6% in the fourth quarter of 2018.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB562.8 million (US$80.8 million) in the fourth quarter of 2019, compared to RMB398.5 million in the fourth quarter of 2018. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB481.7 million (US$69.2 million) in the fourth quarter of 2019, compared to RMB367.3 million in the fourth quarter of 2018.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB2.17 (US$0.31) in the fourth quarter of 2019. Non-GAAP basic and diluted net loss per ADS was RMB1.86 (US$0.27) in the fourth quarter of 2019. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

As of December 31, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB1,652.5 million (US$237.4 million), compared to RMB2,120.1 million as of Sept ember 30, 2019.

Fiscal Year 2019 Financial Results

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Net revenues in the fiscal year of 2019 were RMB5,570.1 million (US$800.1 million), an increase of 84.3% from RMB3,022.1 million in the fiscal year of 2018.

Advertising and marketing revenues were RMB5,415.3 million (US$777.9 million) in the fiscal year of 2019, an increase of 92.4% from RMB2,814.3 million in the prior year, primarily due to increases in the Company’s user base, user time spent and ability to monetize user traffic.

Other revenues were RMB154.8 million (US$22.2 million) in the fiscal year of 2019, a decrease of 25.6% from RMB207.9 million in the fiscal year of 2018, primarily due to the decrease of revenues from agent services, partially offset by the increase of revenues from live-streaming, and, to a lesser extent, revenues from games and Midu’s membership service.

Cost of revenues was RMB1,640.6 million (US$235.7 million) in the fiscal year of 2019, an increase of 225.8% from RMB503.6 million in the fiscal year of 2018, primarily attributable to the increases in content procurement costs, bandwidth and IT infrastructure costs, salaries and benefits associated with content management personnel, and, to a lesser extent, the costs paid to suppliers for the new integrated and customized marketing solution services.

Gross profit was RMB3,929.4 million (US$564.4 million) in the fiscal year of 2019, an increase of 56.0% from RMB2,518.5 million in the prior year. Gross margin was 70.5%, compared to 83.3% in the fiscal year of 2018.

Research and development expenses were RMB926.2 million (US$133.0 million) in the fiscal year of 2019, an increase of 242.9% from RMB270.1 million in the prior year, primarily due to the Company’s continued investments in enhancing our technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB5,489.7 million (US$788.5 million) in the fiscal year of 2019, an increase of 68.9% from RMB3,250.0 million in the fiscal year of 2018, primarily due to increases in user acquisition expenses and user engagement expenses, as we have enlarged our user base notably in 2019.

General and administrative expenses were RMB267.0 million (US$38.4 million) in the fiscal year of 2019, a decrease of 72.8% from RMB980.7 million in the fiscal year of 2018. The decrease was mainly due to the decrease in share-based compensation expenses. Share-based compensation expenses in 2018 were RMB906.8 million, the majority of the expenses were one-off charges in relation to the share restriction deeds entered into by certain of our co-founders in January 2018, pursuant to which certain ordinary shares beneficially owned by such co-founders became restricted shares and were to be vested. Upon completion of the Company’s initial public offering in September 2018, all the remaining restricted shares were immediately vested and the associated and unrecognized share-based compensation expenses of RMB649.7 million were recorded. Share-based compensation expenses in 2019 were RMB82.0 million. Excluding share-based compensation expenses, general and administrative expenses were RMB185.1 million (US$26.6 million) in the fiscal year of 2019, representing an increase of 150.2% year-over-year, mainly due to an increase in personnel related expenses as our business continued to grow at a faster pace than the overall Chinese advertising industry.

Loss from operations was RMB2,723.2 million (US$391.2 million), compared to RMB1,981.6 million in the fiscal year of 2018. Operating loss margin was 48.9%, compared to 65.6% in the fiscal year of 2018.

Non-GAAP loss from operations was RMB2,451.3 million (US$352.1 million), compared to RMB

1,030.0 million in the fiscal year of 2018. Non-GAAP operating loss margin was 44.0%, compared to non-GAAP operating loss margin of 34.1% in the fiscal year of 2018.

Net loss was RMB2,689.3 million (US$386.3 million) in the fiscal year of 2019, compared to a net loss of RMB1,945.8 million in the fiscal year of 2018. Net loss margin was 48.3%, compared to 64.4% in the fiscal year of 2018.

Non-GAAP net loss was RMB2,417.3 million (US$347.2 million), compared to Non-GAAP net loss of RMB994.2 million in the fiscal year of 2018. Non-GAAP net loss margin was 43.4%, compared to 32.9% in the fiscal year of 2018.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB2,709.2 million (US$389.2 million), compared to RMB2,028.9 million in the fiscal year of 2018. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB2,437.3 million (US$350.1 million), compared to RMB1,077.3 million in the fiscal year of 2018.

Recent Developments

Management Change

Mr. Oliver Yucheng Chen has resigned as Chief Strategy Officer of the Company due to personal reasons. He will remain serving as a director on the board of directors of the Company. Mr. Chen’s resignation took effect on February 28, 2020.

Business Outlook

For the first quarter of 2020, the Company expects net revenues to be between RMB 1,400 million and RMB 1,420 million, representing an increase of 25% to 27% year-over-year.

In evaluating the business outlook, the Company has taken into account the impact of the COVID-19 outbreak in China, including the challenges it has brought to the macroeconomy and the online advertising industry in general, as well as the particular impact on the Company itself. Although we remain confident in the strength of our performance-based advertising products in the long run, the short-term weakness of the overall market will inevitably impact everyone in the business. As a result, the Company’s business and financial performance for the first quarter of 2020 may be adversely affected. However, as the situation continues to evolve worldwide, the Company has limited visibility on the extent of the impact on the Company’s results. The guidance represents the Company's current and preliminary view, which is subject to change in light of uncertainties as to how COVID-19 will develop in China and worldwide.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 18, 2020 (7:00 p.m. Beijing/Hong Kong time on March 18, 2020).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771

Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	5444915

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 8:59 a.m. U.S Eastern Time on March 26, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299
Replay Access Code:	5444915

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP operating loss margin, non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	2,186,288,246	347,817,093
Restricted cash	-	27,871,552
Short-term investments	115,436,080	1,276,830,926
Accounts receivable, net	203,984,074	526,822,932
Amount due from related parties	-	278,155,878
Prepayments and other current assets	120,365,506	234,728,386
Total current assets	2,626,073,906	2,692,226,767

Non-current assets:
Long-term Investments	-	37,589,200
Property and equipment, net	13,929,542	24,115,374
Intangible assets	94,527,598	88,943,679
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	-	69,241,754
Other non-current assets	10,672,141	20,811,791
Total non-current assets	126,397,611	247,970,128
Total assets	2,752,471,517	2,940,196,895

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	131,249,219	328,268,752
Amount due to a related party	-	3,436,586
Registered users’ loyalty payable	256,661,934	134,145,439
Advance from customers and deferred revenue	155,099,317	246,630,128
Salary and welfare payable	43,422,202	129,169,734
Tax payable	101,286,721	118,156,494
Lease liabilities, current	-	38,210,188
Accrued liabilities related to users’ loyalty programs	44,133,812	89,184,947
Accrued liabilities and other current liabilities	379,130,559	788,495,442
Total current liabilities	1,110,983,764	1,875,697,710

Lease liabilities, non-current	-	26,651,446
Convertible loan	-	1,218,905,676
Deferred tax liabilities	23,631,899	21,228,656
Other non-current liabilities	9,686,219	7,212,463
Non-current liabilities	33,318,118	1,273,998,241
Total liabilities	1,144,301,882	3,149,695,951

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB
Total redeemable non-controlling interests	96,936,855	495,844,565

Shareholders’ (deficit)/equity
Ordinary shares	41,547	44,651
Treasury stock	-	(142,228,779)
Additional paid-in capital	3,684,130,058	4,321,100,861
Accumulated other comprehensive income	(16,428,875)	(17,934,525)
Accumulated deficit	(2,153,235,425)	(4,862,464,162)
Total Qutoutiao Inc. shareholders’ (deficit)/equity	1,514,507,305	(701,481,954)
Non-controlling interests	(3,274,525)	(3,861,667)
Total (deficit)/equity	1,511,232,780	(705,343,621)

Total liabilities, redeemable non-controlling interests and shareholders’ (deficit)/equity	2,752,471,517	2,940,196,895

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	1,247,922,630	1,381,619,079	1,588,520,968	2,814,258,024	5,415,320,542
Other revenues	79,070,591	25,290,100	69,853,793	207,887,761	154,760,062

Net revenues	1,326,993,221	1,406,909,179	1,658,374,761	3,022,145,785	5,570,080,604

Cost of revenues	(203,797,630)	(496,081,867)	(503,910,866)	(503,612,729)	(1,640,632,056)

Gross profit	1,123,195,591	910,827,312	1,154,463,895	2,518,533,056	3,929,448,548

Operating expenses:
Research and development expenses	(126,964,578)	(261,599,590)	(287,929,828)	(270,107,740)	(926,231,578)
Sales and marketing expenses	(1,368,133,058)	(1,503,239,735)	(1,367,748,322)	(3,250,038,106)	(5,489,707,876)
General and administrative expenses	(45,191,017)	(57,101,646)	(62,382,900)	(980,725,286)	(267,033,100)
Total operating expenses	(1,540,288,653)	(1,821,940,971)	(1,718,061,050)	(4,500,871,132)	(6,682,972,554)

Other operating income	724,892	11,682,263	7,820,380	724,892	30,292,356

Loss from Operations	(416,368,170)	(899,431,396)	(555,776,775)	(1,981,613,184)	(2,723,231,650)

Interest income (expense), net	16,926,642	(999,076)	7,019,198	31,301,616	27,889,256
Foreign exchange related gains, net	798,476	6,124,404	(1,720,870)	4,133,996	1,868,497
Other gains/(loss), net	276,700	5,296,371	5,760,906	(69,181)	9,048,926

Loss before provision for income taxes	(398,366,352)	(889,009,697)	(544,717,541)	(1,946,246,753)	(2,684,424,971)
Income tax (benefits)/ expense, net	400,541	600,811	(6,645,309)	400,541	(4,842,876)

Net loss	(397,965,811)	(888,408,886)	(551,362,850)	(1,945,846,212)	(2,689,267,847)

Net loss attributable to non-controlling interests	432,220	227,415	149,190	3,274,525	587,142
Net loss attributable to Qutoutiao Inc.	(397,533,591)	(888,181,471)	(551,213,660)	(1,942,571,687)	(2,688,680,705)

Accretion to convertible redeemable preferred shares redemption value	(978,201)	(3,627,599)	(11,626,847)	(102,784,944)	(20,548,032)
Gains on repurchase of preferred shares	-	-	-	18,332,152	-
Deemed dividend to preferred shareholders	-	-	-	(1,916,871)	-

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(398,511,792)	(891,809,070)	(562,840,507)	(2,028,941,350)	(2,709,228,737)

Net loss	(397,965,811)	(888,408,886)	(551,362,850)	(1,945,846,212)	(2,689,267,847)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	(4,435,872)	8,734,926	4,967,592	(16,453,526)	(1,505,649)
Total comprehensive loss	(402,401,683)	(879,673,960)	(546,395,258)	(1,962,299,738)	(2,690,773,496)
Comprehensive loss attributable to non-controlling interests	432,220	227,415	149,190	3,274,525	587,142
Comprehensive loss attributable to Qutoutiao Inc.	(401,969,463)	(879,446,545)	(546,246,068)	(1,959,025,213)	(2,690,186,354)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(1.61)	(3.54)	(2.17)	(14.49)	(10.68)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	247,084,992	252,278,760	259,290,560	140,001,888	253,682,778
— Diluted	247,084,992	252,278,760	259,290,560	140,001,888	253,682,778

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Loss from Operations	(416,368,170)	(899,431,396)	(555,776,775)	(1,981,613,184)	(2,723,231,650)
Add: Share-based compensation expenses
Cost of revenues	2,170,147	1,113,137	1,790,820	5,711,331	6,190,081
General and administrative	15,186,820	6,607,320	15,708,832	906,754,064	81,954,802
Sales and marketing	2,946,192	11,597,854	14,576,137	9,538,148	45,041,278
Research and development	10,935,183	35,940,659	49,071,905	29,622,707	138,792,333

Non-GAAP Loss from Operations	(385,129,828)	(844,172,426)	(474,629,081)	(1,029,986,934)	(2,451,253,156)

Net loss	(397,965,811)	(888,408,886)	(551,362,850)	(1,945,846,212)	(2,689,267,847)
Add: Share-based compensation expenses
Cost of revenues	2,170,147	1,113,137	1,790,820	5,711,331	6,190,081
General and administrative	15,186,820	6,607,320	15,708,832	906,754,064	81,954,802
Sales and marketing	2,946,192	11,597,854	14,576,137	9,538,148	45,041,278
Research and development	10,935,183	35,940,659	49,071,905	29,622,707	138,792,333

Non-GAAP net loss	(366,727,469)	(833,149,916)	(470,215,156)	(994,219,962)	(2,417,289,353)

Net loss attributable to Qutoutiao Inc.	(397,533,591)	(888,181,471)	(551,213,660)	(1,942,571,687)	(2,688,680,705)
Add: Share-based compensation expenses
Cost of revenues	2,170,147	1,113,137	1,790,820	5,711,331	6,190,081
General and administrative	15,186,820	6,607,320	15,708,832	906,754,064	81,954,802
Sales and marketing	2,946,192	11,597,854	14,576,137	9,538,148	45,041,278
Research and development	10,935,183	35,940,659	49,071,905	29,622,707	138,792,333

Non-GAAP net loss attributable to Qutoutiao Inc.	(366,295,249)	(832,922,501)	(470,065,966)	(990,945,437)	(2,416,702,211)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(398,511,792)	(891,809,070)	(562,840,507)	(2,028,941,350)	(2,709,228,737)
Add: Share-based compensation expenses
Cost of revenues	2,170,147	1,113,137	1,790,820	5,711,331	6,190,081
General and administrative	15,186,820	6,607,320	15,708,832	906,754,064	81,954,802
Sales and marketing	2,946,192	11,597,854	14,576,137	9,538,148	45,041,278
Research and development	10,935,183	35,940,659	49,071,905	29,622,707	138,792,333

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(367,273,450)	(836,550,100)	(481,692,813)	(1,077,315,100)	(2,437,250,243)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(1.48)	(3.32)	(1.86)	(7.70)	(9.61)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	247,084,992	252,278,760	259,290,560	140,001,888	253,682,778
Diluted	247,084,992	252,278,760	259,290,560	140,001,888	253,682,778

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	December 31	March 31	June 30	September 30	December 31
	2018	2019	2019	2019	2019
Net revenues	1,327.0	1,118.8	1,385.9	1,406.9	1,658.4

User engagement expenses[5]	563.3	580.8	449.5	536.1	571.4
User acquisition expenses[6]	746.9	675.3	787.9	788.3	680.9
Other sales and marketing expenses	57.9	40.9	84.3	178.8	115.5

Total sales and marketing expenses	1,368.1	1,297.0	1,321.8	1,503.2	1,367.7

Combined Average MAUs (in millions)	93.8	111.4	119.3	133.9	137.9
Combined Average DAUs (in millions)	30.9	37.5	38.7	42.1	45.7
New installed users (in millions)	113.6	108.7	113.7	119.9	123.0

Average net revenues per DAU per day (RMB)	0.47	0.33	0.39	0.36	0.39
User engagement expenses per DAU per day (RMB)	0.20	0.17	0.13	0.14	0.14
User acquisition expenses per new installed user (RMB)	6.57	6.21	6.93	6.58	5.54

[5]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.